UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2004

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1776 W. March Lane, Suite 250	
Stockton, California	**95207**
(Address of principal executive offices)	(Zip Code)

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On December 2, 2004, Pac-West Telecomm, Inc. announced that it has received notification from the Nasdaq Listing Qualifications Department that the Company has regained compliance with all requirements for continued listing on the Nasdaq SmallCap Market. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1   Press Release dated December 2, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: December 2, 2004

By: /s/ H. Ravi Brar

H. Ravi Brar
Chief Financial Officer and Vice President Human Resources

INDEX TO EXHIBITS

99.1   Press Release dated December 2, 2004